# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veraxa Biotech Holding AG, CIK 0002079109
CUSIP: H9130A111
Title of class of securities: Ordinary Shares, par value CHF 100/11325 per share
Address of issuer's principal executive offices: TALACKER 35, ZURICH, Switzerland (V8), 8001
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0002134649
Persons authorized to receive notices and communications: Gilbert Schoeni, Bergackerweg 10, Mulligen, Switzerland (V8), 5243, 0000000000

## Reporting persons
- Schoeni Gilbert Edgar (CIK 0002134649): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: subject company funds (SC); sole voting power 22,539,749; shared voting power 0; sole dispositive power 22,539,749; shared dispositive power 0; aggregate amount beneficially owned 22,539,749 (15.9% of the class)
  Comment: (7) The shares reported in this Schedule 13D as beneficially owned by Gilbert Edgar Schoeni (the "Reporting Person") were acquired upon the closing of a business combination between Voyager Acquisition Corp. ("Voyager") and Veraxa Biotech AG ("Veraxa"; such transaction with Voyager, the "Business Combination") on June 8, 2026 (the "Closing Date"), pursuant to a Business Combination Agreement by and among Voyager, Veraxa, Veraxa Biotech AG ("PubCo"), Veraxa Cayman Merger Sub ("Merger Sub"), and Oliver Baumann, solely in his capacity as shareholder representative, Voyager merged with and into Merger Sub, with Merger Sub being the surviving company and a wholly owned subsidiary of PubCo. Following, Veraxa merged with and into PubCo, with PubCo being the surviving company. Following the consummation of the Business Combination, PubCo changed its name to "Veraxa Biotech AG" (the "Issuer").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value CHF 100/11325 per share
Name of issuer: Veraxa Biotech Holding AG
Address of issuer's principal executive offices: TALACKER 35, ZURICH, Switzerland (V8), 8001

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Gilbert Edgar Schoeni (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is Bergackerweg 10, Mulligen, Switzerland 5243.
Present principal occupation or employment: The Reporting Person is a shareholder of the Issuer.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: The Reporting Person is a Switzerland citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funding for the Common Shares acquired under the Merger Agreement is more fully described in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the PubCo Ordinary Shares reported herein in connection with the closing of the Business Combination as described in Item 3 above.

The Reporting Person acquired the PubCo Ordinary Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, the Issuer's financial condition, results of operations, share price and other relevant factors, the Reporting Person may from time to time acquire additional PubCo Ordinary Shares, dispose of all or a portion of the PubCo Ordinary Shares beneficially owned by the Reporting Person, or take any other available courses of action (which may include, without limitation, any plans or proposals described in clauses (a)-(j) of Item 4 of Schedule 13D), in any case in one or more transactions.

The Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions specified in Item 4(a)-(j) of Schedule 13D, except as described below:

As described in Item 6 below, the Reporting Person is party to that certain Voting, Support and Lock-Up Agreement among SPAC, the Company, and certain shareholders of the Company (the "Company Shareholder Support Agreement"), pursuant to which the Reporting Person agreed, among other things, not to transfer certain PubCo Ordinary Shares for a specified period following the Acquisition Closing, subject to certain exceptions.

In addition, the Company Shareholders have the right to receive an aggregate of up to 5,000,000 additional PubCo Ordinary Shares (the "Earnout Shares") during each of the three fiscal years after the Closing Date, in the event that: (i) the volume-weighted average price ("VWAP") of the PubCo Ordinary Shares equals or exceeds $11.00 for 20 trading days during any 30 consecutive trading day period prior to December 31, 2026; (ii) the VWAP equals or exceeds $12.50 for 20 trading days during any 30 consecutive trading day period prior to December 31, 2027; and (iii) the VWAP equals or exceeds $14.00 for 20 trading days during any 30 consecutive trading day period prior to December 31, 2028.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows 11 and 13 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 of this Schedule 13D, the Reporting Persons have not effected a transaction in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Business Combination Agreement

On April 22, 2025, SPAC, the Company, and the Company Shareholder Representative entered into the Business Combination Agreement, which was subsequently amended on October 18, 2025 and further amended on February 2, 2026.The Business Combination Agreement provides for, among other things, the Initial Merger and the Acquisition Merger as described in Item 3 above. The description of the Business Combination Agreement set forth in the Proxy Statement/Prospectus filed with the SEC on February 19, 2026 (Registration No. 333-289108) is incorporated herein by reference.

Voting, Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, the Company, and certain shareholders of the Company entered into the Company Shareholder Support Agreement, pursuant to which certain shareholders of the Company agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of the Company called to seek approval of the transactions contemplated in the Business Combination Agreement; (b) to vote in favor of the transactions contemplated by the Business Combination Agreement; (c) to vote against any proposals that would materially impede the transactions; (d) not to sell or transfer any of their Company Shares prior to closing; and (e) for a specified period after the Acquisition Closing, not to transfer certain PubCo Ordinary Shares received in the transaction, subject to certain exceptions.

Earnout Shares

As additional consideration for the Business Combination, the Company Shareholders have the right to receive an aggregate of up to 5,000,000 Earnout Shares upon satisfaction of the applicable VWAP Conditions as described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Business Combination Agreement, dated as of April 22, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG and Oliver Baumann (incorporated by reference to the registration statement on Form F-4, Registration No. 333-289108, filed with the SEC)

Exhibit B Amendment to Business Combination Agreement, dated as of October 18, 2025 (incorporated by reference to the registration statement on Form F-4, Registration No. 333-289108, filed with the SEC

Exhibit C Second Amendment and Waiver to Business Combination Agreement, dated as of February 2, 2026 (incorporated by reference to the registration statement on Form F-4, Registration No. 333-289108, filed with the SEC

Exhibit D Company Shareholder Support Agreement, dated as of April 22, 2025, as amended on February 12, 2026 (incorporated by reference to the registration statement on Form F-4, Registration No. 333-289108, filed with the SEC)

## Signatures
- Schoeni Gilbert Edgar: /s/ Gilbert Edgar Schoeni, Gilbert Schoeni (06/15/2026)